May 6, 2016

Via Edgar

Daniel L. Gordon
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Phone:     (202) 551-3295

Re: Ashford Hospitality Prime, Inc.
Form 10-K for the year ended December 31, 2014
Filed on March 16, 2015
File No. 001-35972

Form 8-K
Filed on February 26, 2015
File No. 001-35972

Dear Mr. Gordon:
Ashford Hospitality Prime, Inc. (the “Company”) received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 25, 2016 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-35972) filed on March 16, 2015 and the Company’s Form 8-K filed on February 26, 2015 (File No. 001-35972). On behalf of the Company, I respectfully submit the response below to your comment letter. To facilitate your review, the Staff’s comment has been set forth below in italics and is followed by our response.
Form 8-K filed February 26, 2015

Exhibit 99.1
1. We note your response to our prior comment 1 and your view that the incentive fee adjustment is consistent with other non-GAAP adjustments included to reconcile net income/loss to Adjusted EBITDA. Unlike the other non-GAAP adjustments you reference, the incentive fee adjustment appears to change the way the fee is accounted for under GAAP. Further, it is unclear why you are making this adjustment to a performance measure as the measure is being used for purposes of calculating your consolidated leverage ratio related to debt covenant compliance. Please clarify.

Response:

We acknowledge the Staff's comment and the view that the incentive fee adjustment appears to change the way the fee is accounted for under GAAP. We believe that this adjustment is appropriate given the timing and form of payment structure that is stipulated in the advisory agreement. The applicable GAAP accounting guidance requires 100% of the liability to be recorded if it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated as of the balance sheet date. These criteria were met as of December 31, 2015, and 100% of the liability was recorded in our consolidated financial statements.

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 6, 2016

However, the payment schedule per the advisory agreement and the FCCR contingency causes a timing difference between the GAAP recognition of the liability and the unpaid portion that we believe must be excluded from adjusted EBITDA to provide the most appropriate measure of the Company’s performance for the period. As of December 31, 2015, this contingency was not significant enough to overcome the conclusion that it is probable that the liability was incurred, but it is significant when determining the amount of adjusted EBITDA earned during the period that contributed to cash flows available for distribution to shareholders.

We also confirm to the Staff that the adjustment is similar to other non-GAAP measures in that the fee amount is not required to be paid in cash. Up to 50% of the incentive fee may be paid by the Company, at the option of the Company, in shares of the Company's common stock or common units of the Company's operating partnership, with the balance payable in cash. This adjustment allocates the incentive fee to the applicable period from which cash flows were generated to make such payment to the extent the payment is made in cash. Accordingly, we believe that such an adjustment is appropriate. We propose to modify our disclosure to better inform readers of the nature of the adjustment with respect to the advisory services incentive fee. Below is an example of such disclosure using the advisory services incentive fee adjustment for the three months ended March 31, 2016:

"The advisory services incentive fee is subject to the FCCR Condition (as defined in the advisory agreement) and is payable in arrears in three equal annual installments with the first installment payable on January 15 following the applicable year for which the incentive fee relates and on January 15 of the next two successive years. Up to 50% of the Incentive Fee may be paid by the Company, at the option of the Company, in shares of the Company's common stock or common units of the Company's Operating Partnership, with the balance payable in cash. The adjustment for the three months ended March 31, 2016 reflects the pro-rata portion of the second installment payable on January 15, 2017, which may be paid in common stock or units, subject to the FCCR Condition."

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.
Very truly yours,
/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer

Enclosures

cc:     Via Email
George Vlahakos, Esq.
Andrews Kurth LLP